SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2, 2002

TECHNIP-COFLEXIP (Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Date: August 2, 2002	By:	/s/ Miranda Weeks

Miranda Weeks
Investor Relations Officer

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, August 2nd, 2002

TECHNIP-COFLEXIP IN JOINT VENTURE WITH SONANGOL
ESTABLISHES AN UMBILICAL FACTORY IN ANGOLA

TECHNIP-COFLEXIP (NYSE: TKP, Euronext: 13170) announced today that they have signed a joint venture agreement with Sonangol for the creation of a new company named Angoflex Limitada, to operate a factory to be built at the Sonamet fabrication yard located in Lobito, Angola, to manufacture subsea umbilicals.

The factory, operational in mid 2003, will include all machinery for the manufacturing of steel tube umbilicals and related products.

It will have a production capacity of 50 km per year and will employ approximately 45 personnel benefiting from a specific local training program. An increase of the capacity or a broadening of the range of manufactured products might be considered in the future.

This new entity will also complement the Group’s other units based in Luanda: Angoflex, in charge of promoting the Group’s subsea capabilities for deepwater developments, Technip Angola, another Joint Venture with Sonangol EP, providing engineering and construction services to the offshore and downstream oil and gas activity in West Africa, and AMC Angola, specialized in the floaters / rigs mooring operations.

Tom Ehret, Vice Chairman of the Management Board of Technip-Coflexip and President of the Group’s Offshore Branch, stated: “This new facility brings us a unique opportunity to reinforce our long term relationship with Sonangol EP by adding industrial operations to our existing portfolio of activities. It will benefit the Angolan market as well as the Group’s integrated solutions offering. This investment will further increase Technip-Coflexip’s presence in Angola and in West Africa, where the Group recently successfully completed the Kuito deepwater field development and where it is well positioned for the future deep water EPCs.”

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With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

TECHNIP-COFLEXIP

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans Press Relations TECHNIP-COFLEXIP Tel. +33 (0) 1 47 78 34 85 Fax +33 (0) 1 47 78 24 33 E-mail: shallemans@technip-coflexip.com	Miranda Weeks Investor Relations Officer TECHNIP-COFLEXIP Tel. +33 (0) 1 55 91 88 27 Fax +33 (0) 1 55 91 87 11 E-mail: mweeks@technip-coflexip.com